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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                        --------------------------------

                                   SCHEDULE TO

                       (Amendment No. 5 - Final Amendment)

                                 (Rule 14d-100)
            Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                        --------------------------------

                              CHASE INDUSTRIES INC.
                       (Name of Subject Company (Issuer))

                          CHASE ACQUISITION CORPORATION
                          COURT SQUARE CAPITAL LIMITED
                      (Names of Filing Persons (Offerors))

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                   161568-10-0
                      (CUSIP Number of Class of Securities)

                               Robert F. B. Logan
                                    President
                          Chase Acquisition Corporation
                               1209 Orange Street
                              Wilmington, DE 19801
                                 (561) 231-7490

           (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

                                 With a copy to:

                                Craig L. Godshall
                                 John D. LaRocca
                                     Dechert
                            4000 Bell Atlantic Tower
                                1717 Arch Street
                             Philadelphia, PA 19103
                                 (215) 994-4000

                        --------------------------------
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Check the  appropriate  boxes below to designate any  transactions  to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.
[_]  issuer tender offer subject to Rule 13e-4.
[X]  going-private transaction subject to Rule 13e-3.
[X]  amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results
of the tender offer:   [X]

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     This Amendment No. 5, which is the final amendment, to the Tender Offer
Statement on Schedule TO filed with the Securities and Exchange Commission on January 2, 2001 (as previously amended, the "Schedule TO"), relating to the offer by Chase Acquisition Corporation, a Delaware corporation (the "Purchaser") and a majority-owned subsidiary of Court Square Capital Limited, a Delaware corporation ("Court Square"), to purchase (1) up to an aggregate of 2,300,000 shares of common stock, par value $0.01 per share (all issued and outstanding shares of such common stock, being referenced to herein as, the "Shares"), of Chase Industries Inc., a Delaware corporation (the "Company"), and (2) unless and until validly redeemed by the Board of Directors of the Company, the related rights to purchase shares of Junior Participating Preferred Stock of the Company (the "Rights") issued pursuant to the Rights Agreement for such Rights (as amended from time to time, the "Rights Agreement"), by and between the Company and Mellon Investor Services LLC, as Rights Agent, at a price of $10.50 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") dated January 2, 2001, and in the related Letter of Transmittal (the "Letter of Transmittal" which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, constitute the "Offer"). Unless the context otherwise requires, all references to the Shares shall be deemed to include the associated Rights, and all references to the Rights shall be deemed to include the benefits that may inure to holders of Rights pursuant to the Rights Agreement. This Amendment No. 5 amends and supplements the Statement on Schedule 13D with respect to the Company filed by the Purchaser, Court Square, Citicorp Banking Corporation, Citicorp, Citigroup Holding Company and Citigroup Inc. with the Securities and Exchange Commission on December 29, 2000, as amended by Amendments No. 1, 2, 3 and 4 thereto.

     Capitalized terms used herein and not defined herein have the respective meanings assigned such terms in the Offer to Purchase and the Schedule TO.


ITEM 11. ADDITIONAL INFORMATION.

     The Offer expired at 5 p.m., New York City time, on January 31, 2001 because a number of conditions remained unsatisfied, including the Company's failure to satisfy the Rights Condition and take certain other actions. Pursuant to the Offer, based upon the final report from the Depositary for the Offer, 1,331,272 Shares were tendered (and not withdrawn). All Shares tendered pursuant to the Offer will be returned to the tendering stockholders in accordance with the Depositary's procedures. Immediately after expiration, the Purchaser issued a press release announcing the termination of the Offer, a copy of which is attached as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.


ITEM 12. EXHIBITS.

     Item 12 of the Schedule TO is hereby amended and supplemented to include the following information:

(a)(5)(A) Press release issued by the Purchaser, dated January 31, 2001, announcing the expiration of the Offer.


                                       2
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                                    SIGNATURE

          After due inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of January 31, 2001 that the information set forth in this statement is true, complete and correct.

                                    SCHEDULE TO, SCHEDULE 13E-3 AND SCHEDULE 13D

                                          CHASE ACQUISITION CORPORATION


                                          By:      /s/ Robert F. B. Logan
                                             -----------------------------------
                                             Name:     Robert F. B. Logan
                                             Title:    President

                                          COURT SQUARE CAPITAL LIMITED


                                          By:      /s/ Charles E. Corpening
                                             -----------------------------------
                                             Name:     Charles E. Corpening
                                             Title:    Vice President

                                    SCHEDULE 13D

                                          CITICORP BANKING CORPORATION


                                          By:      /s/ William Wolf
                                             -----------------------------------
                                             Name:     William Wolf
                                             Title:    Senior Vice President

                                          CITICORP


                                          By:      /s/ Joseph B. Wollard
                                             -----------------------------------
                                             Name:     Joseph B. Wollard
                                             Title:    Assistant Secretary

                                          CITIGROUP HOLDINGS COMPANY


                                          By:      /s/ Joseph B. Wollard
                                             -----------------------------------
                                             Name:     Joseph B. Wollard
                                             Title:    Assistant Secretary

                                          CITIGROUP INC.


                                          By:      /s/ Joseph B. Wollard
                                             -----------------------------------
                                             Name:     Joseph B. Wollard
                                             Title:    Assistant Secretary
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                                  EXHIBIT INDEX


EXHIBIT NO.                            DESCRIPTION

(a)(1)(A)+           Offer to Purchase, dated January 2, 2001.
(a)(1)(B)+           Letter of Transmittal.
(a)(1)(C)+           Notice of Guaranteed Delivery.
(a)(1)(D)+ Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(E)+ Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.
(a)(1)(F)+ Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(1)(G)+ Press release issued by the Purchaser, dated January 2, 2001, announcing the commencement of the Offer.
(a)(1)(H)+           Summary Advertisement published January 2, 2001.
(a)(5)(A)* Press release issued by the Purchaser, dated January 31, 2001, announcing the expiration of the Offer.
(b)(1) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to Exhibit 4 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(b)(2) Commitment Letter dated December 14, 2000, by and among PNC, PNC Capital, CVC and the Purchaser (incorporated by reference to Exhibit 5 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(c)                  Not applicable.
(d)(1) Exchange Agreement dated November 4, 1994, by and between the Company and CVC (incorporated by reference to Exhibit 8 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(2) Voting Agreement dated November 4, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 6 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(3) Registration Rights Agreement dated November 10, 1994, by and among the Company, CVC and Martin V. Alonzo (incorporated by reference to Exhibit 7 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(d)(4) Contribution Agreement dated as of December 18, 2000, by and between Court Square and the Purchaser (incorporated by reference to Exhibit 3 on Schedule 13D filed December 29, 2000 by the Purchaser, Court Square, CBC, Citicorp, Citigroup Holdings and Citigroup).
(e)                  Not applicable.
(f)+ Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase filed herewith as Exhibit (a)(1)(i)).
(g)                  Not applicable.
(h)                  Not applicable.

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+        Previously filed.
*        Filed herewith.